SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                No    ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated April 14, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 14, 2020 Comisión Nacional de Valores

Dear Sirs,

RE.: Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina

summoned for April 28, 2020 (the “Shareholders’ Meeting”)

I am writing to you as Attorney-in-fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”) to inform you that, pursuant to Decree No. 355/20 — published in the Official Gazette of the Argentine Republic on April 11, 2020 —, which extended until April 26, 2020 inclusive the validity of Decree No. 297/20 (in turn extended by Decree No. 325/20), which established the mandatory and preventive social isolation in the national territory, and in order to ensure the right to attend to the Company’s General Ordinary and Extraordinary Shareholders’ Meeting summoned  for April 28, 2020 (the “Shareholders’ Meeting”), we have made available the email AsuntosSocietarios@teco.com.ar as an exceptional and extraordinary means of communication to enable our shareholders to confirm their attendance to the Shareholders’ Meeting.

The holders of Class B and Class C Shares shall attach to their communication the respective book-entry shareholding certificates issued for that purpose by Caja de Valores S.A.

Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting.

The term to communicate attendance expires on April 22, 2020, at 5 p.m.

We kindly ask the shareholders to inform us, in their communications of attendance, their contact details (phone number and email address), so that we may keep them informed of any measures that may be taken eventually regarding the celebration of the Shareholders’ Meeting.

Finally, it is noted that, in order to hold the Shareholders’ Meeting, the Company will adopt all the preventive measures recommended by the National Ministry of Health, in compliance with the communication received from the Comisión Nacional de Valores’ Corporate Governance and Investor Protection Department dated March 16, 2020.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 14, 2020	By:	/s/ Fernando J. Balmaceda
Name: Fernando J. Balmaceda
Title: Responsible for Market Relations